UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Win Gaming Media, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    972638100
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                Page 1 of 9 Pages

CUSIP No. 972638100                    13G/A                 Page 2 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Smithfield Fiduciary LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    500,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    500,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             500,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             1.55%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 972638100                    13G/A                 Page 3 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,359,700 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,359,700 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,359,700 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.30%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 972638100                    13G/A                 Page 4 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

                                State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,359,700 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,359,700 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,359,700 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.30%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO - Limited Liability Company
-----------------------------------------------------------------------

CUSIP No. 972638100                    13G/A                 Page 5 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,359,700 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,359,700 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,359,700 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.30%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 972638100                    13G/A                 Page 6 of 9 Pages

         This Amendment No. 3 (this "Amendment") amends the statement on
Schedule 13G filed on December 6, 2006 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 14, 2007, and as further amended by Amendment No. 2 filed on January 30, 2008 (the Original Schedule 13G as amended, the "Schedule 13G") with respect to the shares of common stock, $0.001 par value (the "Common Stock") of Win Gaming Media, Inc., ( previously known as Zone 4 Play, Inc.) a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates items 2(a), 2(b), 2(c), 2 (e) and 4 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           SMITHFIELD FIDUCIARY LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Center, 4th Floor
           27 Hospital Road
           George Town, Grand Cayman
           Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC
           40 West 57th Street, 33rd Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           40 West 57th Street, 33rd Floor
           New York, New York 10019
           Citizenship:  United States



Item 2(e)  CUSIP Number

        972638100

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of December 31, 2009, (i) Smithfield Fiduciary LLC owned 500,000 shares of Common Stock and (ii) Highbridge International LLC owned 1,859,700 shares of Common Stock and may have been deemed the beneficial owner of the 500,000 shares of Common Stock owned by Smithfield Fiduciary LLC. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed the beneficial owner of the 2,359,700 shares of Common Stock owned by Smithfield Fiduciary LLC and Highbridge International LLC.

CUSIP No. 972638100                    13G/A                 Page 7 of 9 Pages

            Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Common Stock owned by Smithfield Fiduciary LLC and Highbridge International LLC.

            (b) Percent of class:

         Based upon the Company's Quarterly Report for the quarterly period ended September 30, 2009, filed on Form 10-Q on November 6, 2009, the Company had 32,319,031 shares of Common Stock outstanding as of October 20, 2009. Therefore, as of December 31, 2009, based on the Company's outstanding Common Stock, Smithfield Fiduciary LLC may have been deemed to beneficially own 1.55% of the outstanding Common Stock of the Company, and each of Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin may have been deemed to beneficially own 7.30% of the outstanding Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                       (i) Sole power to vote or to direct the vote

                           0

                      (ii) Shared power to vote or to direct the vote

                           See Item 4(a)

                     (iii) Sole power to dispose or to direct the disposition of

                           0

                     (iv) Shared power to dispose or to direct the disposition of

                           See Item 4(a)


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 16, 2010, by and among Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 972638100                    13G/A                 Page 8 of 9 Pages

                                                                      SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 16, 2010

SMITHFIELD FIDUCIARY LLC                 HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    Its Trading Manager                      Its Trading Manager


By: /s/ John Oliva                      By: /s/ John Oliva
    ---------------------------              ----------------------------------
Name:  John Oliva                        Name: John Oliva
Title: Managing Director                 Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC


                                         /s/ Glenn Dubin
                                         --------------------------------------
                                         GLENN DUBIN
By: /s/ John Oliva
    ---------------------------
Name:  John Oliva
Title: Managing Director

CUSIP No. 972638100                    13G/A                 Page 9 of 9 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.001 per share, of Win Gaming Media, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 16, 2010

SMITHFIELD FIDUCIARY LLC                 HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    Its Trading Manager                      Its Trading Manager


By: /s/ John Oliva                      By: /s/ John Oliva
    ---------------------------              ----------------------------------
Name:  John Oliva                        Name: John Oliva
Title: Managing Director                 Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC


                                         /s/ Glenn Dubin
                                         --------------------------------------
                                         GLENN DUBIN
By: /s/ John Oliva
    ---------------------------
Name:  John Oliva
Title: Managing Director